Exhibit 23.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption "Experts" in the Registration Statement (Form S-8) and related prospectus of WMS Industries Inc. pertaining to the Amended and Restated 2005 Incentive Plan and to the incorporation by reference therein of our report dated September 8, 2006, with respect to the consolidated financial statements and schedule of WMS Industries Inc., WMS Industries Inc. management's assessment of the effectiveness of  internal control over financial reporting, and the effectiveness of internal control over financial reporting of WMS Industries Inc., included in its Annual Report (Form 10-K) for the year ended June 30, 2006, filed with the Securities and Exchange Commision.

/s/ Ernst & Young LLP

Chicago, Illinois December 15, 2006